MEMORANDUM
TO:	Mark Cowan Senior Counsel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Senior Attorney Jackson National Asset Management, LLC
DATE:	August 12, 2013
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on June 14, 2013 for Curian Variable Series Trust (“CVST” or “Registrant”)
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on July 26, 2013 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	Summary Prospectus and Statutory Section for the Curian/American Funds® Global Growth Fund

(a)	Explain supplementally why “Accounting risk” is included for the Feeder Fund but not included as a principal risk of the Master Fund.

RESPONSE: The Registrant has confirmed that “Accounting risk” is not a principal risk of the Master Fund and was added in error.  Therefore, the Registrant has deleted all references to “Accounting risk” from the Fund’s summary and statutory prospectus.

(b)	Please adjust the section entitled “Performance” for the Master Fund to reflect the estimated fees of the Feeder Fund.

RESPONSE: The Registrant respectfully declines this comment.  The Registrant notes that Form N-1A does not provide direct guidance on providing performance information for a master fund in the Fund’s first year of operation.  However, Form N-1A, Item 4(b)(2), Instruction 3(b), provides guidance on performance reporting for the first year of a new class of a multi-class fund that reports performance separately.  Instruction 3(b) requires the disclosure to show the returns for an existing class and to note that those returns would differ only to the extent that the classes do not have the same expenses.  The Registrant believes that providing performance information for the master fund for the Fund’s first year of operation is substantively similar to providing performance information for a new class of a multi-class fund.  The Registrant also notes that the performance information is clearly marked as the master fund’s performance and the disclosure indicates that the performance does not reflect charges of the Fund or of the variable insurance products, and that if those charges were reflected, returns would be less.  The Registrant believes that the disclosure included in the Fund’s initial filing is useful to shareholders, fully describes the information provided and is consistent with the spirit of Form N-1A.

2.	Summary Prospectus and Statutory Section for the Curian/AQR Risk Parity Fund

(a)	Rewrite in plain English the reference to “notional allocations” in third sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

RESPONSE:  The Registrant has rewritten this section of the strategies as follows:

In allocating assets among asset classes, the Sub-Adviser follows a “risk parity” approach.  The “risk parity” approach to asset allocation seeks to balance the allocation of risk across asset classes (as measured by forecasted volatility, estimated potential loss, and other proprietary measures) when building the portfolio.  This means that lower risk asset classes (such as global fixed income securities and inflation-linked government bonds) will generally have ~~higher notional allocations~~ greater dollar exposure in the Fund than higher risk asset classes (such as global developed and emerging market equities).  In other words, the Sub-Adviser typically will allocate less capital to higher risk asset classes as compared to lower risk asset classes. A “neutral” asset allocation targets a balanced risk allocation among each of the three following major risk sources:  equity risk, fixed income risk, and inflation risk.  There can be no assurance that employing a “risk parity” approach will achieve any particular level or return or will, in fact, reduce volatility or potential loss.

(b)
Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant believes that the principal investment strategy section of the Fund already contains the disclosure requested by the staff.  For example, the disclosure states, “[t]he Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limitation in those futures and swaps subject to the same 1940 Act asset coverage requirements that are applicable to the Fund.”

(c)
Disclose that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant has added the following disclosure to the Statement of Additional Information at the end of the section entitled “Investment in Wholly-Owned Subsidiary”:

The investment advisory and sub-advisory agreements for the Subsidiaries of the Curian/AQR Risk Parity Fund and the Curian/Van Eck International Gold Fund comply with Section 15 of the 1940 Act.  The Subsidiaries will also comply with Section 17 of the 1940 Act.

The Registrant confirms that the investment advisory agreement between the Subsidiary and its investment adviser will be inclded as an exhibit to the registration statement in the Rule 485B filing.

(d)	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

RESPONSE:  The Registrant has added the following disclosure to the Statement of Additional Information at the end of the section entitled “Investment in Wholly-Owned Subsidiary”:

The investment advisory and sub-advisory agreements for the Subsidiaries of the Curian/AQR Risk Parity Fund and the Curian/Van Eck International Gold Fund comply with Section 15 of the 1940 Act.  The Subsidiaries will also comply with Section 17 of the 1940 Act.

JPMorgan Chase Banke, N.A. is the custodian for the Cayman Islands subsidiary.

(e)
Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income.  (2) As disclosed in the Fund’s principal risks, the Registrant is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income.

(f)
Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund.  The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

RESPONSE:  The Registrant confirms that the subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The Registrant included the following risk disclosure in its Rule 485A filing filed on June 14, 2013:

Subsidiary risk (for Curian/AQR Risk Parity Fund only) – Each such Fund is the sole owner of a Cayman Islands entity (each, a “Subsidiary”).  Each Fund invests directly in its Subsidiary.  By investing in its Subsidiary, a Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The commodities and commodity-related instruments held by a Subsidiary are generally similar to those that are permitted to be held by its parent Fund and are subject to the same risks that apply to similar investments held directly by the Fund (see “Commodity-linked derivatives risk,” “Commodity-linked notes risk,” “Commodities regulatory and tax risk [except the part thereof relating to federal income tax risks],” and “Commodity Risk” above). There can be no assurance that the investment objective of any Subsidiary will be achieved. Each Subsidiary is not registered under the 1940 Act and, unless otherwise noted in this Prospectus, is not subject to all the investor protections of the 1940 Act. However, each Fund wholly owns and controls its Subsidiary, and each Fund and its Subsidiary are both managed by the Fund’s Adviser and Sub-Adviser, making it unlikely that a Subsidiary will take action contrary to the interests of its parent Fund and its shareholders. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of a Fund and/or its Subsidiary to operate as described in this Prospectus and the Statement of Additional Information (“SAI”) and could affect the Fund.

(g)	Confirm that the financial statements of the Subsidiary will be consolidated with those of the fund.

RESPONSE:  The Registrant confirms that the financials of each Cayman Subsidiary are consolidated with those of the respective Fund and the Funds’ financials are provided to the Board.

(h)
Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the fund’s registration statement.

RESPONSE:  The Registrant confirms that: (1) the Subsidiary’s expenses will be included in the fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the fund’s registration statement.

3.	Summary Prospectus and Statutory Section for the Curian Focused International Equity Fund and the Curian Focused U.S. Equity Fund

Consider removing the last paragraph in the section entitled “Principal Investment Strategies” which states that the Fund is non-diversified because there is already a “Non-diversification risk” listed in the section entitled “Principal Risks of Investing in the Fund.”

RESPONSE:  The Registrant respectfully declines this comment.  The Registrant believes that including a principal investment strategy and a corresponding principal risk is consistent with guidance provided by the staff.

4.	Summary Prospectus and Statutory Section for the Curian/T. Rowe Price Capital Appreciation Fund

(a)
Consider removing the “Derivatives risk” in the section entitled “Principal Risks of Investing in the Fund” since the Fund is only investing in options as a principal investment strategy.  In the alternative, consider revising the “Derivatives risk” to focus only on the Fund’s investments in options.

RESPONSE:  The Registrant confirms that most assets in the Fund will be invested in common stocks, bonds, convertible securities, bank loans and options, but that other strategies may be employed that are not considered part of the Fund’s principal investment strategy.  These other strategies include that the Fund may invest, to a limited extent, in derivatives such as futures and forward currency exchange contracts.  Because the Fund’s investment in derivatives is not considered a principal investment strategy, the Registrant has deleted “Derivatives risk” as a principal risk of the Fund and moved it to the section entitled “Additional Information About the Other Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).”  The Registrant also notes that “Options risk” is included as a principal risk for the Fund.

(b)
This Fund lists “Forward and futures contract risk” in the section entitled “Principal Investment Risks” but there is no language reflected in the section entitled “Principal Investment Strategies” that confirms this risk is needed.  Please confirm this risk is necessary.

RESPONSE:  Similar to its response in 4(a) above, the Registrant confirms that most assets in the Fund will be invested in common stocks, bonds, convertible securities, bank loans and options, but that other strategies may be employed that are not considered part of the Fund’s principal investment strategy.  These other strategies include that the Fund may invest, to a limited extent, in derivatives such as futures and forward currency exchange contracts.  Because the Fund’s investment in forward and futures contracts is not considered a principal investment strategy, the Registrant has deleted “Forward and futures contract risk” as a principal risk of the Fund and moved it to the section entitled “Additional Information About the Other Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).”

5.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant included the above representations in its initial 485APOS filing on June 14, 2013.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:           File

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com